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EDWIN BATISTA Associate Edwin.Batista@dechert.com +1 617 728 7165 Direct +1 617 426 6567 Fax

February 21, 2024

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Harbor Funds (the “Registrant”)
Post-Effective Amendment No. 172
File Nos. 033-05852; 811-04676

Ladies and Gentlemen:

This correspondence is being filed for the purpose of responding to comments of the staff of the Securities and Exchange Commission (the “Staff”) provided by Ms. Kimberly A. Browning of the Division of Investment Management with respect to Post-Effective Amendment (“PEA”) No. 172 to the Registrant’s registration statement on Form N-1A.

PEA No. 172 was filed for the purpose of registering shares of Harbor International Compounders Fund (the “Fund”), a new series of the Registrant.

Set forth below are the Staff’s verbal comments together with the Registrant’s responses. Terms used but not defined herein have the same meaning as in PEA No. 172.

GENERAL	(Prospectus and SAI)

The Staff reminds the Registrant that it and its management are responsible for the accuracy and adequacy of the Registrant’s disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Response:	The Registrant acknowledges this statement.

February 21, 2024 Page 2

COMMENT 1:	(Prospectus – Cover Page) The Staff notes that the name of the Fund appears in brackets. Please inform the staff of the final name of the Fund.

Response:	Harbor International Compounders Fund is the final name of the fund.

COMMENT 2:

(Prospectus – Additional Information about the Fund’s Investments)

In an appropriate location in the text, please disclose if the Fund will provide Shareholders with prior notification regarding a change to the Fund’s investment objective, and if so, please specify the amount of advance notice the Fund will provide (e.g., 60-days prior to the change).

Response:

The Registrant confirms that shareholders will be notified of changes to the Fund’s investment objective. The Registrant notes that Form N-1A requires disclosure of whether a fund’s investment objective may be changed without shareholder approval but does not require disclosure of any notice requirement or notice period. For this reason, the Registrant respectfully declines to make any changes in response to this comment.

COMMENT 3:

(Prospectus – Principal Investment Strategy)

Please revise the first two sentences of paragraph one in plain English and clearly articulate the Fund’s principal investment strategy pursuant to the requirements of Form N-1A Items 4 and 9. The first and second sentences say “…invests primarily in equity securities of non-U.S. companies…” and also “…principally in the common stock of companies”. Please clarify the meaning of “primarily” in plain English.

Response:

The Registrant has revised the disclosure as follows:

The Fund invests primarily (no less than 65% of its total assets under normal circumstances) in ~~equity securities~~ common stock of non-U.S. companies, including those located in emerging market countries. The investment strategy utilized by C WorldWide Asset Management Fondsmaeglerselskab A/S, the Fund’s subadvisor (the “Subadvisor”),

February 21, 2024 Page 3

focuses on identifying companies ~~The Fund invests principally in the common stock of companies~~ with market capitalizations of at least $5 billion at the time of acquisition that ~~are identified~~ as the Subadvisor believes are “compounders” ~~by C WorldWide Asset Management Fondsmaeglerselskab A/S, the Fund’s subadvisor (the “Subadvisor”).~~ Companies with market capitalizations of $5 billion or more include mid-and large-capitalization companies.

COMMENT 4:

(Prospectus – Principal Investment Strategy)

The Fund’s Principal Investment Strategy states “the Fund invests primarily in equity securities of non-U.S. companies, including those located in emerging market countries.” Please define “non-U.S. companies” in the “Principal Investment Strategy” or “Additional Information about the Fund’s Investments” section and provide a source for the definition.

Response:

The Fund defines “non-U.S. companies” to mean foreign or emerging markets companies. The Fund’s “Additional Information about the Fund’s Investments—Foreign Securities” section includes the following disclosure regarding the method used by the Subadvisor to determine whether an issuer is “economically tied” to a specific foreign or emerging markets country:

In the case of non-governmental issuers, the Subadvisor may consider an issuer to be foreign or emerging market issuer if:

•  the company has been classified by MSCI, FTSE, or S&P indices as a foreign or emerging market issuer;

•  the equity securities of the company principally trade on stock exchanges in one or more foreign or emerging market countries;

•  a company derives a substantial portion of its total revenue from goods produced, sales made or services performed in one or more foreign or emerging market countries or a substantial portion of its assets are located in one or more foreign or emerging market countries;

•  the company is organized under the laws of a foreign or emerging market country or its principal executive offices are located in a foreign or emerging market country; and/or

February 21, 2024 Page 4

•  the Subadvisor otherwise determines an issuer to be a foreign or emerging markets issuer in its discretion based on any other factors relevant to a particular issuer.

The Registrant respectfully believes the existing disclosure is adequate to provide shareholders with sufficient information regarding how the Subadvisor determines what issuers are considered to be “non-U.S.” issuers. Accordingly, the Registrant declines to revise the disclosure in response to this comment.

COMMENT 5:

(Prospectus – Principal Investment Strategy)

Given the heightened risks of investing in foreign and emerging market issuers as detailed in the Item 9 disclosure for the fund, please represent supplementally how investing in such foreign and emerging markets is not at odds with the Fund’s disclosure that the Fund will invest in companies that “experience sustainable growth and compound earnings in the long-term.”

Response:

The Registrant notes that, although there are heightened risks of investing in foreign and emerging market issuers, the Subadvisor engages in analysis to identify companies that it believes will “experience sustainable growth and compound earnings in the long-term.” The Registrant does not believe that the two concepts are at odds.

COMMENT 6A:

(Prospectus – Principal Investment Strategy)

Please add disclosure with regards to what the Fund’s policy is with respect to an investment that falls below the $5 billion threshold (e.g., sell the investment).

Response:

The Registrant notes that the disclosure clearly states that the $5 billion policy is applied at the time of acquisition. The Subadvisor has discretion to determine whether to sell a holding that falls below the $5 billion threshold. Accordingly, because the Fund does not have a specific policy on this point, the Registrant has not revised the disclosure.

COMMENT 6B:	(Prospectus – Principal Investment Strategy)

February 21, 2024 Page 5

Please add disclosure explaining what capitalization size the $5 billion threshold encompasses and please disclose any attendant risks.

Response:

Please see the Registrant’s response to Comment 3.

In addition, the Registrant has added the following disclosure:

Large Cap Risk: Large cap stocks may fall out of favor relative to small or mid cap stocks, which may cause the Fund to underperform other equity funds that focus on small or mid cap stocks.

Mid Cap Risk: The Fund’s performance may be more volatile because it invests primarily in mid cap stocks. Mid cap companies may have limited product lines, markets and financial resources. Securities of mid cap companies are usually less stable in price and less liquid than those of larger, more established companies. Additionally, mid cap stocks may fall out of favor relative to small or large cap stocks, which may cause the Fund to underperform other equity funds that focus on small or large cap stocks.

COMMENT 6C:

(Prospectus – Principal Investment Strategy)

Please state in plain English if the Advisor for purposes of the principal investment strategies may deviate from the $5 billion threshold and indicate any applicable risks.

Response:	The Fund does not intend to deviate from the $5 billion threshold for purposes of the Fund’s principal strategies.

COMMENT 7A:

(Prospectus – Principal Investment Strategy)

Please clarify in the Item 4 summary the status of the Fund’s Subadvisor and explain briefly what “discretionary Subadvisor” means in plain English in addition to any attendant risks.

Response:

The Registrant believes that the identification of the Subadvisor as such in Item 4, combined with the identification of the Subadvisor’s portfolio managers, sufficiently conveys the role of the Subadvisor in managing

February 21, 2024 Page 6

the Fund. Accordingly, the Registrant respectfully declines to revise the disclosure in response to this comment.

COMMENT 7B:	(Prospectus – Principal Investment Strategy) Please state the Advisor’s role in managing the Fund in the Item 4 summary (i.e., Discretionary Vs. Non-Discretionary Advisor role).

Response:

The Registrant respectfully believes that the existing “Advisor” section of the Fund’s prospectus is adequate to provide shareholders with sufficient information regarding the Advisor’s role in managing the Fund. Accordingly, the Registrant declines to revise the disclosure in response to this comment.

COMMENT 8:

(Prospectus – Principal Investment Strategy)

Please clarify if “long-term growth” is defined as 5 years or more of growth. Please harmonize the use of “long-term growth” with the phrase “long-term horizon” used in paragraph 7. If these two phrases mean the same thing, please use one term. If they do not mean the same thing, please define “long-term horizon.”

Response:

The Registrant has revised the disclosure as follows:

A company is considered a “compounder” if, in the Subadvisor’s view, it is expected to experience sustainable growth and compound its earnings over a long-term investment horizon (generally defined as five years or more).

COMMENT 9:

(Prospectus – Principal Investment Strategy)

A fund is required to specify how it intends to achieve its investment objectives by identifying the fund’s principal investment strategies (including the type or types of securities in which the Fund invests or will invest principally). See Items 4 and 9 of Form N-1A. Accordingly, please delete terms and phrases that suggest the Fund’s description of its investment strategies and risks, including the investments the Fund will use, is incomplete. For example, in the Fund’s Item 4 strategy summary, the second paragraph’s first sentence states, “…The Subadvisor

February 21, 2024 Page 7

conducts qualitative assessments of companies, including, among other criteria….” (Emphasis added). Please delete the phrase “among other” and confirm that Prospectus explains each investment in which the Fund invests principally, along with all attendant principal risks. Further examples of terms or phrases that should not be used include “such as” and “other.”

Response:

The Registrant confirms that the Prospectus explains each investment in which the Fund invests principally, along with all attendant principal risks. The Registrant does not believe that it is possible to describe every factor the Subadvisor will consider in its assessment of issuers, given that the factors will necessarily vary based on things like industry and geographic region.

COMMENT 10A:	(Prospectus – Principal Investment Strategy) Please define the term “stable free cash flows” found in the second paragraph of Item 4 summary.

Response:

The Registrant has revised the disclosure as follows:

The Subadvisor seeks to identify what it believes to be high-quality companies with consistent, recurring revenues; stable free cash flows (consistent levels of cash left after paying expenses); and sustainable returns on invested capital (a level of return on investment that can be maintained over the long term).

COMMENT 10B:	(Prospectus – Principal Investment Strategy) Please define the term “sustainable returns on invested capital” found in the second paragraph of Item 4 summary.

Response:	See response to Comment 10A.

COMMENT 10C:	(Prospectus – Principal Investment Strategy) Please define the term “diverse structural growth themes” found in the second paragraph of Item 4 summary and provide examples.

February 21, 2024 Page 8

Response:

The Registrant has revised the disclosure as follows:

The Subadvisor aims to construct a portfolio of companies exposed to diverse structural growth themes (i.e., a variety of potential drivers of growth).

COMMENT 11:

(Prospectus – Principal Investment Strategy)

Please confirm supplementally to the Staff whether the Fund has selected any specific countries, geographic regions, or sectors for purposes of its principal investment strategies. If it has, please disclose and add attendant Item 4 risk disclosure.

Response:	The Fund has not selected any specific countries, geographic regions, or sectors for purposes of its principal investment strategies.

COMMENT 12:

(Prospectus – Emerging Markets)

The third paragraph states “[a]s a part of its principal investment strategy, the Fund may invest in eligible securities, such as China A-Shares, that are listed and traded on the Shanghai and Shenzhen Stock Exchanges through the China–Hong Kong Stock Connect program.” If the Fund is investing in these shares for purposes of its principal investment strategies, disclose in the Fund’s Item 4 summary and risk sections.

Response:

The Fund invests in China A-Shares as part of its principal investment strategy of investing in non-U.S. equity securities, but does not invest in China A-Shares as a principal investment strategy. Accordingly, the Registrant has not added Item 4 disclosure.

COMMENT 13:

(Prospectus – Principal Investment Strategy)

The disclosure in paragraph two states that “[t]he investment process generally results in a portfolio of 25-30 companies and, from time to time, may result in more substantial investments in particular countries, regions or sectors.” Please clarify what “substantial” means and provide the source of this definition.

February 21, 2024 Page 9

Response:

The Registrant does not apply a specific test with respect to “substantial investments.” The Registrant notes that this is general disclosure designed to convey that the Fund may, from time to time, have greater exposure to particular countries, regions, or sectors, and is not designed to convey a particular investment limitation.

COMMENT 14:	(Prospectus – Principal Investment Strategy) Please harmonize the use of the term “region” in Item 4 with the use of the term “geographic region” in the Geographic Focus Risk paragraph.

Response:

The Registrant has revised the disclosure as follows:

The investment process generally results in a portfolio of 25-30 companies and, from time to time, may result in more substantial investments in particular countries, geographic regions or sectors. Country, geographic region and sector allocations are the outcome of the Subadvisor’s stock selection process.

COMMENT 15:

(Prospectus – C WorldWide International Composite Performance Information)

Please confirm if the fees waived and expenses reimbursed by the Advisor will be subject to recoupment. If so, please disclose the terms of recoupment and ensure the recoupment period is limited to three years from the date of the waiver/reimbursement. Please also disclose that the Fund may only make repayments to the adviser if such repayment does not cause the Fund’s expense ratio (after the repayment is taken into account) to exceed both: (1) the expense cap in place at the time such amounts were waived; and (2) the fund’s current expense cap.

Response:	The Registrant confirms that the fees waived by the Advisor will not be subject to recoupment.

COMMENT 16:

(Prospectus – Principal Investment Strategy)

The third paragraph states “[t]he Subadvisor’s assessment of a company’s business practices includes a consideration of environmental, social and governance (“ESG”) factors.” (Emphasis

February 21, 2024 Page 10

added). Please reconcile this statement with disclosure in the ESG Factors Risk which states “ESG factors may not be considered for every investment decision.”

Response:

The Registrant does not believe that these disclosures are inconsistent. As part of the principal investment strategies used by the Subadvisor, it considers ESG factors. However, it does not necessarily follow that every investment in the portfolio will reflect a consideration of such factors, as some investments (e.g., short-term holdings) may not reflect the Subadvisor’s full security selection process as described in the principal investment strategy section. Accordingly, the Registrant respectfully declines to make any changes.

COMMENT 17:

(Prospectus – Principal Investment Strategy)

The Fund’s Principal Investment Strategy states that “[t]he key ESG considerations may vary depending on the industry, sector, geographic region or other factors and the business of each issuer.” Please disclose in plain English what “key ESG considerations” might be and provide some examples.

Response:

As disclosed, key ESG considerations may vary depending on the industry, sector, geographic region or other factors and the business of each issuer. The Registrant believes the disclosure, including the level of detail, is appropriate as drafted. The Registrant respectfully notes that the Fund does not hold itself out as ESG-focused fund and that ESG factors are among the many factors that the Subadvisor considers in evaluating an investment. Accordingly, the Registrant does not believe it is appropriate to overemphasize the ESG-related factors that the Subadvisor considers relative to other factors considered as part of its investment process.

COMMENT 18:

(Prospectus – Principal Investment Strategy)

The Fund’s Principal Investment Strategy states - “The Subadvisor’s assessment is based on its internal research as well as third-party data…The Subadvisor’s approach to portfolio selection is based on fundamental research informed by visiting companies, participating in investment workshops and seminars, generating proprietary research and

February 21, 2024 Page 11

reviewing third-party research.” Please clarify whether this refers to the Fund’s overall approach or the approach to ESG. If third-party research is used for ESG purposes, please identify the provider.

Response:

The portion of the Fund’s Principal Investment Strategy included in the comment refers to the Fund’s overall investment approach.

The Subadvisor may use third-party ESG information. However, the Registrant respectfully declines to further revise the disclosure. The Registrant notes that it does not include disclosure about all of the sources of information that the Subadvisor uses and inclusion of such detail here would place undue importance on the Subadvisor’s consideration of ESG factors.

COMMENT 19:	(Prospectus – Principal Investment Strategy) Please define in plain English the term “market sentiment” and provide the source of the definition.

Response:

The Registrant has revised the disclosure as follows:

The Subadvisor’s fundamental evaluation of stocks is dependent on a combination of factors, including risk return considerations, market sentiment (i.e., the overall optimism or pessimism of investors with respect to a stock) and economic data.

COMMENT 20:

(Prospectus – Principal Investment Strategy)

Please define in plain English the term “economic data” and provide a few examples of data that will be used for the purposes of the Fund’s principal investment strategies.

Response:

The Registrant believes that the term “economic data” is a commonly understood term and therefore it is not necessary to define such term in plain English. The Registrant further notes that various types of data will be considered. As such, the Registrant does not believe it is necessary or appropriate provide examples.

February 21, 2024 Page 12

COMMENT 21:

(Prospectus – Principal Investment Strategy)

In the Item 4 summary, please clarify the types of depositary receipts that the Fund may invest in for principal strategies along with attendant risks. While the Item 9 disclosure discusses depositary receipts in a general manner, it does not discuss what type of receipts the Fund will use. Please clarify along with attendant risks.

Response:

The Registrant believes that its current disclosure regarding depositary receipts is appropriate based on the extent to which depositary receipts will be used in the portfolio. Accordingly, the Registrant respectfully declines to make changes in response to this comment.

COMMENT 22:

(Prospectus – Principal Investment Strategy)

The fifth paragraph states that “[t]he Fund may invest in foreign currencies and may engage in other foreign currency transactions for investment or hedging purposes.” Please specify the “foreign currency transactions” that the Fund will use for purposes of its principal investment strategies and add attendant risk disclosure.

Response:

The Registrant believes that the current disclosure is appropriate given the limited extent to which the Subadvisor anticipates engaging in other foreign currency transactions at this time. To the extent the Subadvisor engages in such transactions to a greater extent in the future, the Registrant will consider additional strategy and/or risk disclosure as appropriate.

COMMENT 23:

(Prospectus – New Fund Risk)

The penultimate sentence of the paragraph states “The Board of Trustees may liquidate the Fund at any time in accordance with the Declaration of Trust and governing law.” Please indicate what notice the Fund will provide to shareholders if the Board approves such Liquidation.

Response:

Pursuant to the Registrant’s Declaration of Trust, if the Trustees of the Trust vote to terminate the Fund without consent of shareholders, the Trustees will provide written notice to the shareholders of the

February 21, 2024 Page 13

termination. The Registrant does not believe it is necessary to disclose that notice will be provided.

COMMENT 24:	(Prospectus – Foreign Securities) With respect to the third bullet point, please define in plain English the term “substantial portion” as used therein and provide the source of the definition.

Response:

The Registrant does not apply a specific percentage to the “substantial portion” tests. Rather, an analysis is undertaken based on the facts and circumstances to determine whether a company’s source of revenues or location of assets indicates an economic tie to a particular country. The Registrant confirms that the disclosure noted above reflects the Subadvisor’s process for determining whether an issuer is economically tied to a particular country.

COMMENT 25:

(Prospectus – Foreign Securities)

The staff objects to the last bullet point as it gives the Advisor unfettered discretion to determine whether an issuer’s economic fortunes are tied to a specific country or region. Accordingly, please delete this bullet or revise it to state the specific criteria the Advisor will use to assess whether an issuer is a foreign issuer. Based on your response, we may have additional comments.

Response:

The Registrant respectfully declines to make the proposed change. The Registrant does not believe it is possible to foresee and/or list all factors that might be relevant to the determination of whether a particular issuer is a foreign or emerging markets issuer. Accordingly, this language provides the Subadvisor discretion to consider factors other than those listed where it is appropriate to do so. The Registrant recognizes that any discretion to determine that an issuer is a foreign or emerging markets issuer is not unfettered and is mindful of Section 35(d) of the Investment Company Act of 1940, as amended, which makes it “unlawful for any registered investment company to adopt as a part of the name or title of such company, or of any securities of which it is the issuer, any word or words that the Commission finds are materially deceptive or misleading.”

February 21, 2024 Page 14

COMMENT 26:

(Prospectus – ESG Integration)

The second paragraph second sentence states “…the Subadvisor may rely on third-party data that it believes to be reliable, but it does not guarantee the accuracy of such third-party data.” [Emphasis added]. Please note that disclosure should not indicate or imply that a Registrant is disclaiming or qualifying the Registrant’s responsibility for its own disclosure. Accordingly, please delete the phrase “but it does not guarantee the accuracy of such third-party data.”

Response:

The Registrant respectfully declines to revise the disclosure in response to this comment. The Registrant believes the sources of the data and the data itself to be reliable, but it cannot guarantee the accuracy of such data. The Registrant notes that it is not disclaiming its responsibility for any disclosure, as such data is not disclosed but rather used as part of the investment process.

COMMENT 27:	(Prospectus – Non-Principal Investments) Please amend the first sentence in the second paragraph to be a complete sentence.

Response:	The Registrant has revised the disclosure accordingly.

COMMENT 28:

(Prospectus – Non-Principal Investments)

Please consider if the two paragraphs under “Temporary Defensive Positions” are appropriately placed in this section and relocate to the appropriate place in the Prospectus or SAI as applicable. Please see instruction 6 to Item 9(b)(1) of Form N-1A. Based on the response we may have additional comments. Please also note that paragraph three is a duplicate of paragraph two.

Response:

The Registrant has revised the disclosure to delete the duplicative paragraph. However, the Registrant otherwise believes the disclosure is appropriate. The Registrant notes that one paragraph relates to the use of non-principal strategies while seeking to achieve the Fund’s investment objective, while the other relates to temporary defensive

February 21, 2024 Page 15

positions where the Fund would not be seeking to achieve its investment objective. The Registrant is not aware of any requirement that prohibits the inclusion of disclosure about non-principal investments in the Prospectus.

COMMENT 29A:

(Prospectus – C WorldWide International Composite Performance Information)

The third sentence of the first paragraph states “[t]he C WorldWide International Composite is comprised of all fee-paying accounts under discretionary management…” Please amend the disclosure to specify the types of accounts encompassed by the term “fee-paying accounts.” The composite should be comprised of private accounts or investment companies with substantially similar investment objectives, investment policies and investment strategies.

Response:

The Registrant believes that the current disclosure is sufficient as it indicates that it consists of all accounts that have substantially similar investment objectives, policies and strategies as the Fund and further goes on to say that not all such accounts as subject to the requirements of the Investment Company Act of 1940 and the Internal Revenue Code. Accordingly, the Registrant respectfully declines to revise the disclosure in response to this comment.

COMMENT 29B:

(Prospectus – C WorldWide International Composite Performance Information)

Please revise the disclosure to state that sales loads are included. Where the prior performance is adjusted to reflect the Fund’s fees and expenses disclose that the prior performance is adjusted by deducting the Fund’s expenses including applicable sales loads.

Response:	The Registrant submits that the Fund does not have sales loads. Accordingly, no changes have been made in response to this comment.

COMMENT 29C:	(Prospectus – The Subadvisor)

February 21, 2024 Page 16

Please represent supplementally that the use of adjusted fees/expenses does not result in performance that is higher than what would have been achieved using the actual fees/expenses.

Response:	The Registrant represents that the use of adjusted fees/expenses does not result in performance that is higher than what would have been achieved using the actual fees/expenses.

COMMENT 30:

(Prospectus – The Subadvisor)

Please confirm supplementally that the Fund has the records necessary to support the calculation of the performance information, as required by Rule 204-2(a)(16) under the Investment Advisers Act of 1940.

Response:

The Registrant notes that the Subadvisor keeps the records needed to calculate the performance of the composite. The Registrant has reviewed the records necessary to support the performance calculations used in the composite and the Fund could obtain the necessary support from the Subadvisor upon request.

COMMENT 31A:

(Prospectus – How to Purchase Shares)

Various subsections indicate the Fund may “reject any purchase order for any reason.” Please disclose the maximum amount of time the Fund would take to reject a purchase order and how the Fund would inform a shareholder of any such rejected purchase order.

Response:

The Registrant is not aware of any regulatory requirement or published SEC or staff guidance requiring a description of procedures related to refusals of purchase requests. Nonetheless, the Registrant has added the following disclosure:

The Funds will notify shareholders of a purchase order rejection within 5 business days.

COMMENT 32A:	(Prospectus – How to Purchase Shares) Based on various disclosures in the Prospectus, the Fund will use designated financial intermediaries to process purchase orders and

February 21, 2024 Page 17

redemptions requests on behalf of the Fund. If this is so, please clarify the statement in the penultimate sentence of the third paragraph stating, “[a]ll purchase orders are subject to acceptance by Harbor Funds” as it appears to indicate that a shareholder who provides their designated financial intermediary with the shareholder’s purchase order request by 4:00 PM, still may not receive that day’s NAV. (Emphasis added.) Please revise the disclosure for compliance with rule 22c-1(a) under the Investment Company Act of 1940 Act (the “1940 Act”).

Response:	The Registrant has revised the disclosure as follows: Purchase orders submitted directly to Harbor Funds are subject to acceptance by Harbor Funds.

COMMENT 32B:	(Prospectus – How to Purchase Shares) Please disclose, in plain English, what constitutes “good order.”

Response:

The Registrant has added the following disclosure:

“Proper form” means that specific trade details and customer identifying information must be received by the intermediary at the time an order is submitted.

COMMENT 32C:

(Prospectus – How to Exchange Shares)

The disclosure states that “[a]ll exchanges are subject to acceptance by Harbor Funds.” The next paragraph elaborates on this text by stating that the Fund reserves “the right to reject the purchase portion of any exchange transaction.” To avoid possible investor confusion that the Fund will reject the redemption component of an exchange, please consolidate these disclosures into one paragraph. See Section 22(e) of the 1940 Act. Also, in any additional text indicating that the Fund may refuse an exchange order, such as that in the “Rights Reserved by Harbor Funds” section on page 22, clarify how that is permissible with respect to the exchange’s redemption component. See Id.

Response:	The Registrant has revised the disclosure to eliminate the statement that “[a]ll exchanges are subject to acceptance by Harbor Funds” and has

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consolidated these paragraphs. In addition, the Registrant has revised the disclosure under “Rights Reserved by Harbor Funds” to refer to the purchase portion of an exchange.

COMMENT 32D:

(Prospectus – How to Purchase, Sell and Exchange Shares)

On page 22, paragraph two states “[i]f your order is submitted on a day that the NYSE is not open for regular trading, or if it is submitted after the close of regular trading on the NYSE, it will be effected, subject to acceptance, with the next business day’s share price” (Emphasis added). Please clarify what you mean by “subject to acceptance.”

Response:	The Registrant believes that the disclosure is sufficiently clear in that it indicates that the Transfer Agent must accept orders submitted directly to Harbor Funds.

COMMENT 33A:	(Prospectus – Rights Reserved by Harbor Funds) In the first paragraph, please specify in detail the policies stated at numbers “(5)” and “(6).” Based on your response, we may have additional comments.

Response:

The Registrant notes that (5) refers to the ability to Harbor Funds to freeze an account in the event of litigation or similar matters involving registered and beneficial owners. The Registrant believes that it is appropriate to retain such right in order to protect shareholders in circumstances where there is a dispute not involving Harbor Funds.

The Registrant has revised (6) to state: “to provide for or modify minimum investment requirements or modify the manner in which shares are offered for purchase.”

COMMENT 33B:	(Prospectus – Rights Reserved by Harbor Funds) Please clarify the meaning of “to act on instructions reasonably believed to be genuine” stated at number “(7).”

Response:	The Registrant respectfully submits that this disclosure does not need clarification. As stated, if Harbor Funds receives an instruction (for

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example, a purchase or sale instruction) and Harbor Funds, acting reasonably and in accordance with proper procedures, believes it to be genuine, then Harbor Funds will act in accordance with such instructions.

COMMENT 33C:

(Prospectus – Rights Reserved by Harbor Funds)

Please clarify the following statement in number “(8):” “[Harbor Funds] becomes aware of information regarding a shareholder or shareholder’s account, which indicates that the identity of the shareholder can no longer be verified.”

Response:

The Registrant respectfully submits that this disclosure does not need clarification. If, for example, Harbor Funds could no longer verify a shareholder’s identity, and therefore could not be satisfying applicable anti-money laundering or other requirements, then Harbor Funds could involuntarily redeem such shareholder’s account.

COMMENT 34:

(Prospectus – Excessive Trading/Market Timing)

We note the text is written in a generalized manner and includes disclosure that does not appear applicable to the Fund, e.g., the statement in the second paragraph about “Funds that invest primarily in foreign securities.” Please note, when a fund’s board has adopted policies and procedures with respect to frequent purchases and redemptions of fund shares, the fund must describe each of those policies, procedures, and restrictions with specificity (e.g., any restrictions on the volume or number, any exchange fee or redemption, any minimum holding period, any restrictions imposed on exchange or purchases submitted by, among other things, overnight delivery, and any right of the fund to reject, limit, delay or impose other conditions on exchanges or purchases). See Item 11(e) of Form N-1A. Please revise the disclosure in this section to describe the Fund’s policies and procedures with such specificity to the extent not already done so.

Response:

The Registrant notes that the disclosure for this Fund will be combined in a prospectus with other Funds when the Rule 485(b) filing is made. Accordingly, the Registrant does not believe that changes are

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necessary. The Registrant confirms that the disclosure sets forth the policies, procedures, and restrictions that apply to the Fund.

COMMENT 35A:

(SAI – Fundamental Investment Restrictions)

With respect to engaging in the activities discussed in fundamental investment restrictions 1 and 4, please disclose in an appropriate location in the SAI, what is permissible under the 1940 Act. See Section 18. In that disclosure, explain that the asset coverage requirements under Section 18(f)(1) with respect to borrowings are continuous and what actions must be taken should those asset requirements be breached.

Response:

The Registrant has added the following disclosure:

With respect to fundamental investment restrictions no. 1 and no. 4, the Investment Company Act generally permits a Fund to borrow money in amounts of up to 33 1/3% of its total assets (including the amount borrowed) from banks for any purpose and up to 5% of its total assets from banks or other lenders for temporary purposes. A loan is deemed to be for temporary purposes if it is repaid within 60 days and is not extended or renewed.

In the event that asset coverage (as defined in the Investment Company Act) for a Fund’s borrowings at any time falls below 300%, the Fund, within three days thereafter (not including Sundays and holidays) or such longer period as the SEC may prescribe by rules and regulations, will reduce the amount of its borrowings to the extent required so that the asset coverage of such borrowings will be at least 300%.

With respect to fundamental investment restriction no. 5, Rule 18f-4 provides an exemption from the Investment Company Act’s prohibitions on the issuance of senior securities for derivatives transactions and certain other transactions involving future payment obligations, subject to certain conditions. See the discussion of Rule 18f-4 under “Derivative Instruments” in this Statement of Additional Information.

COMMENT 35B:	(SAI – Fundamental Investment Restrictions)

February 21, 2024 Page 21

In the third enumerated fundamental investment restriction, please add disclosure stating the Fund’s policy with respect to concentrating in a group of industries. See Item 16(c)(1)(iv) of Form N-1A. See also, Section 8(b)(1)(E) of the 1940 Act.

Response

The Fund’s concentration policy states that “[t]he Fund may not invest more than 25% of its total assets in the securities of one or more issuers conducting their principal business activities in the same industry….” The Fund similarly does not intend to concentrate in securities of issuers in a particular group of industries, but such language is not used in the fundamental policy to avoid potential confusion as to what constitutes a group. Accordingly, the Registrant believes it is appropriate to omit the phrase “group of industries” from the relevant disclosure in the Fund’s registration statement and respectfully declines to take the comment.

COMMENT 35C:

(SAI – Fundamental Investment Restrictions)

With respect to engaging in activities discussed in the seventh enumerated fundamental investment restriction, please disclose in an appropriate location in the SAI, what is permissible under the 1940 Act. See Section 18. In that disclosure, explain that the asset coverage requirements under Section 18(f)(1) with respect to borrowings are continuous and what actions must be taken should those asset requirements be breached.

Response:	Please see response to Comment 35A.

COMMENT 35D:

(SAI – Fundamental Investment Restrictions)

With respect to the first paragraph following the seventh enumerated fundamental investment restriction, please note that a fund and its advisor may not ignore the investments of affiliated and unaffiliated underlying investment companies when determining whether the fund is in compliance with its concentration policies. Please add disclosure to clarify that the Fund will consider the investments of its underlying investment companies when determining the Fund’s compliance with its concentration policies.

February 21, 2024 Page 22

Response:

The Registrant is not aware of a requirement to “look through” underlying investments for purposes of administering the Fund’s concentration policy. Therefore, the Registrant feels that the current disclosure is appropriate. However, to the extent the Advisor determines that an investment in an underlying fund exposes the Fund to a material risk, including significant exposure to a particular industry or group of industries, the Advisor will ensure that the Fund has appropriate risk disclosure relating to that investment. The Registrant further notes that the Fund does not operate as a fund of funds and therefore investments in other funds are not expected to be significant.

COMMENT 36A:

(SAI – Fundamental Investment Restrictions)

In the second paragraph following the seventh enumerated fundamental investment restriction, please disclose the source of the opinions stated in the second sentence with respect to the industry classifications. Based on your response, we may have additional comments.

Response:

The Registrant notes that the classification of telephone companies as a separate industry from water, gas or electric utilities, classification of personal credit finance companies and business credit finance companies as separate industries, and classification of banks and insurance companies as separate industries are all consistent with the Global Industry Classification Standard (GICS), an industry-recognized classification system. In addition, the Registrant notes that classification of wholly owned finance companies as part of the industry of their parents if their activities are primarily related to financing the activities of their parents is logical given that such companies are effectively engaged in the industry of their parents, rather than the finance industry. Such classification is further consistent with the GICS classification approach for parent and subsidiary companies. Accordingly, the Registrant believes these classifications are reasonable and appropriate.

COMMENT 36B:

(SAI – Fundamental Investment Restrictions)

As the staff takes the position that every investment, other than investments in government securities, domestic bank deposit instruments or tax exempt securities issued by governments or their political subdivisions (excluding private activity municipal debt

February 21, 2024 Page 23

securities), is an investment in some industry or group of industries, please note we object to the disclosure stating that “privately issued mortgage-backed securities collateralized by mortgages insured or guaranteed by the U.S. government, its agencies or instrumentalities do not represent interests in any industry.” Accordingly, please delete this statement from the text, along with any similar or identical statements made elsewhere in the registration statement.

Response:

The Registrant notes that a commonly accepted understanding of industry is an aggregation of companies which produce or provide similar products or services, respectively. Mortgage-backed securities (MBS) do not fit this description. MBS are not companies at all, but a type of security. They no more comprise an industry than preferred stock or common stock, or secured debt, fixed rate debt or floating rate debt comprise an industry. The Registrant further notes generally that obligations issued or guaranteed by the U.S. Government and its agencies and instrumentalities (the “U.S. Government”) have not historically been considered by the Commission to be an industry for purposes of a fund’s industry concentration policy. Each Fund treats mortgage-backed securities that are composed entirely of pools of mortgages that are insured or guaranteed by the U.S. Government to be U.S. Government securities for purposes of the industry concentration policy because all principal and interest payments that would flow through to the holders of those mortgage pools are backed by the U.S. Government. The risk of default on those mortgage-backed securities is the same as the risk of default for other U.S. Government securities – namely it depends upon the creditworthiness of the U.S. Government and not the private issuer of the mortgage-backed securities. As a result, the identity of the issuer of those securities is not relevant from an economic perspective.

COMMENT 37A:

(SAI – Fundamental Investment Restrictions)

In the last paragraph in this section, please clarify the activities described therein using terms required by Form N-1A. If “Voluntary Actions” are non-principal investment strategies, state as much and describe each such investment in the SAI, along with attendant risks, and explain how each Fund will use these investments to achieve its respective investment objective. See Item 16(b).

February 21, 2024 Page 24

Response:

The Registrant respectfully believes that the existing disclosure is adequate to provide shareholders with sufficient information as to how the Fund uses these investments to achieve its respective investment objective.

COMMENT 37B:	(SAI – Fundamental Investment Restrictions) Revise the term “Elective” in describing investment restrictions to either “fundamental” or “non-fundamental.” See Item 16(c) of Form N-1A.

Response:

The Registrant believes that the term “Elective” is appropriate given that these restrictions are ones that the Registrant chooses to impose and are broader than the “Non-Fundamental Investment Restrictions” specifically designated as such. The Registrant therefore respectfully declines to make the proposed change.

COMMENT 37C:

(SAI – Fundamental Investment Restrictions)

Explain how it is permissible under the federal securities laws to not subject these so called “Voluntary Actions” to the Fund’s investment restrictions. Based on your response, we may have additional comments.

Response:

The Registrant notes that participation in such actions will not violate the Fund’s investment restrictions, provided they are not fundamental restrictions or otherwise imposed by the Investment Company Act, the Internal Revenue Code, or related regulations.

COMMENT 38:	(SAI – The Distributor) In the second paragraph, in the last sentence, please revise “accepted in good order” to “received in good order.” See Rule 22c-1(a) under the 1940 Act.

Response:

The Registrant has revised the disclosure as follows:

Shareholders’ orders will be priced at the net asset value per share next determined after they are received in proper form by an authorized broker or the broker’s authorized designee.

February 21, 2024 Page 25

COMMENT 39:

(Part C – Item 28. Exhibits)

Please confirm to us that the executed copies of the agreements listed in the exhibit index (to the extent not already done so) will be filed in the next post-effective amendment to the registration statement.

Response:	The Registrant confirms that the executed copies of the agreements listed in the exhibit index will be filed in the next post-effective amendment to the registration statement.

COMMENT 40:

(Part C – Item 28. Exhibits)

Please confirm the legality opinion to be filed by amendment as Exhibit 28 will be in compliance with SEC Division of Corporation Finance Staff Legal Bulletin No. 19 (Oct. 14, 2011).

Response:	The Registrant confirms that the legality opinion to be filed by amendment as Exhibit 28.i will be in compliance with SEC Division of Corporation Finance Staff Legal Bulletin No. 19 (Oct. 14, 2011).

COMMENT 41A:

(Part C – Item 28. (b) – By-Laws dated December 1, 2020)

We note the exclusive state forum provisions. Disclose in an appropriate location in the Prospectus the provisions and corresponding risks of such provisions even as to non-federal securities law claims (e.g., that shareholders may have to bring suit in an inconvenient and less favorable forum) and that the provisions do not apply to claims arising under the federal securities laws.

Response:

The Registrant has added the following disclosure to the Prospectus:

Shareholder Actions

With the exception of any claims under the federal securities laws, any suit, action or proceeding brought by or in the right of any shareholder or any person claiming any interest in any Fund shares seeking to enforce any provision of, or based on any matter arising out of, or in connection with, Harbor Funds’ By-Laws or Harbor Funds or any Fund, including

February 21, 2024 Page 26

any claim of any nature against Harbor Funds, a Fund, the Trustees or officers or employees of Harbor Funds, shall be brought exclusively in the Court of Chancery of the State of Delaware to the extent there is subject matter jurisdiction in such court for the claims asserted or, if not, then in the Superior Court of the State of Delaware. Any suits, actions or proceedings arising under the federal securities laws shall be exclusively brought in the federal district courts of the United States of America. As a result of these provisions, shareholders may have to bring suit in an inconvenient and less favorable forum. There is a question regarding the enforceability of these provisions since the Securities Act of 1933 and the Investment Company Act of 1940 permit shareholders to bring claims arising from these Acts in both state and federal courts.

COMMENT 41B:

(Part C – Item 28. (b) – By-Laws dated December 1, 2020)

In the Prospectus, please disclose in an appropriate location the exclusive federal forum provision stated in this subsection concerning the Securities Act.

Response:	Please see the response to Comment 41A.

COMMENT 41C:

(Part C – Item 28. (b) – By-Laws dated December 1, 2020)

In the Prospectus, state the provision’s corresponding risks (e.g., that shareholders may have to bring suit in an inconvenient and less favorable forum and that there is question regarding the enforceability of this provision since the Securities Act and l940 Act permit shareholders to bring claims arising from these Acts in both state and federal courts).

Response:	Please see the response to Comment 41A.

If you have any questions or comments concerning the foregoing, please contact the undersigned at (617) 728-7165.

Sincerely,

/s/ Edwin Batista

February 21, 2024 Page 27

Edwin Batista

Cc:	Diana R. Podgorny, Esq.
Meredyth Whitford-Schultz, Esq.
Brett Strickland, Esq.
Harbor Funds

Christopher P. Harvey, Esq.
Stephanie Capistron, Esq.
Dechert LLP